UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BROADWAY FINANCIAL CORPORATION

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)

111444105 (CUSIP Number)

November 9, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 111444105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Elrick M. Williams
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 16,528
6. Shared Voting Power 83,472
7. Sole Dispositive Power 16,528
8. Shared Dispositive Power 83,472

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.19%
12.	Type of Reporting Person (See Instructions) IN

Item 1	(a)	Name of Issuer:

Broadway Financial Corporation

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

4800 Wilshire Boulevard,
Los Angeles, California 90010

Item 2	(a)	Name of Person Filing:

Elrick M. Williams

Item 2	(b)	Address of Principal Business Office:

One Financial Place, 440 South LaSalle Street,
Suite 1211, Chicago, IL 60605

Item 2	(c)	Citizenship:

Item 2	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (including attached preferred share purchase rights)

Item 2	(e)	CUSIP Number:

111444105

Item 3		Type of Person:

Not Applicable

Item 4	Ownership

(a) Amount beneficially owned: 100,000

(b) Percent of class: 6.19%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

16,528

(ii) shared power to vote or to direct the vote:

83,472

(iii) sole power to dispose or to direct the disposition of:

16,528

(iv) shared power to dispose or to direct the disposition of:

83,472

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Mr. Williams is a majority owner of Williams Group Holdings LLC (“WGH”), which, in turn, owns 83,472 shares of the Common Stock that is the subject of this filing. WGH has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such Common Stock.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2006

	By:	/s/ Elrick M. Williams